Filed by Lanvin Group Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Primavera Capital Acquisition Corporation

(SEC File No.: 001-39915)

Date: November 7, 2022

ANALYST DAY PRESENTATION 3 November 2022

PRESENTERS Joann Cheng David Chan Shang Koo Max Chen Chairman & CEO, PCAC Chairman and CEO, Executive President and Chief Financial Officer, Partner, Primavera Lanvin Group Co-COO, Lanvin Group Lanvin Group Capital Group

TODAY’S AGENDA 01 OPENING REMARKS 02 BUSINESS OVERVIEW 03 Q&A (1) 04 FINANCIAL INFORMATION & TRANSACTION OVERVIEW 05 CLOSING REMARKS AND Q&A (2)

BUILDING THE NEW LUXURY

TABLE OF CONTENTS SECTION I PAGE 9 SECTION III PAGE 38 A UNIQUE GLOBAL FINANCIAL LUXURY PLATFORM INFORMATION SECTION IV PAGE 48 TRANSACTION OVERVIEW SECTION II PAGE 26 PORTFOLIO OF FIVE ICONIC BRANDS 5

FOSUN AN INNOVATION-DRIVEN CONSUMER GROUP

Founded in 1992, Fosun's mission is to provide high-quality products and services for families around the world in health, happiness, wealth and intelligent manufacturing segments.

Through continuous innovation, Fosun has achieved rapid development by capitalizing on high-growth sectors. It constantly fosters industry champions that go public with IPOs in different sectors of consumer, healthcare, etc.

FOSUN 复星	豫园股份 YUYUAN Inc.	FOSUN PHARMA 复星医药	FOLIDAY 复星旅文	LANVIN GROUP 复朗集团
HKEx LISTED	SSE LISTED	SSE & HKEx LISTED	HKEx LISTED	
	One of the earliest listed companies in China and leading landmarks of Shanghai	Global first-tier enterprise in pharmaceutical and healthcare market	A leading leisure tourism resorts group worldwide	A global luxury fashion group
NO. 46 2021 China Top 500 Private Firms	**~45M** Annual Visitors of Yu Garden Business District [1]	**NO. 7** China Top 100 Pharmaceutical Companies [2]	**65** Club Med Resorts [4]	**5** Heritage Brands
NO. 459 2021 Forbes Global 2000	**100,000 SQM** Business Property [1]	**~9,000** Retail Pharmacies of Sinopharm in China [2]	**~4.6M** Atlantis annual visitors [4]	**~1,200** POS Worldwide
€22.3B 2021 Revenue	**€8.6B** Brand Value [1]	**€16.6B** Market Cap (A-share) [3]	**6M+** VIP Memberships [4]	**+31% CAGR** 2021-2025 Revenue [5]
€111.6B 2021 Total Assets	**€7.1B** 2021 Revenue	**€5.4B** 2021 Revenue	**€1.3B** 2021 Revenue	**€333M** 2021 Pro Forma Revenue [5]

Forbes 2021 GLOBAL 2000 WORLD'S LARGEST PUBLIC COMPANIES

Source: Capital IQ and Company Filing.
Note: (1) Data as of 2019.
(2) Published by PRC Ministry of Industry and Information Technology in August 2021.
(3) Market capitalization as of March 18, 2022.
(4) Data as of 2020.
(5) Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi's contribution from January 1st 2021 to the acquisition date.

6

PRIMAVERA CAPITAL
LANVIN GROUP'S OPTIMAL PARTNER

PRIMAVERA CAPITAL AT A GLANCE

AUM (1)	MOC (2)
US$17B	3.7X

Investment Professionals(3)	Global LPs outside of China
~80	~95%

PRIMAVERA CAPITAL ACQUISITION CORPORATION LEADERSHIP

- Leading global investment firm with offices in Mainland China, Hong Kong, Singapore, and the U.S., founded by Dr. Fred Hu
- Lead investor in landmark transactions with top-notch returns
- Long-term track record in helping global companies to expand in Asia and China
- Deep operational and value creation capabilities centered on digitalization and localization
- Strong partnership with e-commerce and consumer market leaders in Asia such as Alibaba, ByteDance, and Yum! China as well as their ecosystems



DR. FRED HU
Founder

RENOWNED ECONOMIST AND INVESTOR

- Nearly 30 years of investment and leadership experience
- Instrumental in building Goldman Sachs' Asia Pacific franchise
- Key current board & other roles in public & private sectors



MAX CHEN
Chairman & CEO

OVER 15 YEARS OF INVESTEMNT EXPERIENCE

- Over 15 years of investment and capital raising experience
- Deep industry knowledge of the China consumer sector
- Extensive experience in implementing key operational changes to investee companies

Note: (1) AUM as of March 17, 2022.
(2) Gross multiple of capital for realized and partially realized USD investments as of June 30, 2021.
(3) Number of investment professionals as of April 12, 2022.

7

LANVIN GROUP BY THE NUMBERS

5

Heritage brands with more than 390 years of history combined

POS worldwide

~1200

80+

Country presence [4]

Retail stores [3]

~300

Vertically integrated production facilities

6

Employees globally

~3600

STRONG TOPLINE GROWTH FROM 2020 TO 2025 [1]



Projected Revenue € in millions
21-25 CAGR: +31%
€270
€333 (5)
€473
€615
€808
€989
2020PF
2021PF
2022E
2023E
2024E
2025E

+31% Revenue CAGR FY21-25

+43% Retail Revenue CAGR FY21-25

+40% E-Commerce Revenue CAGR FY21-25

200+ New Store Openings [3] Worldwide FY21-25

REVENUE GROWTH IN ASIA AND NORTH AMERICA MARKETS: THE DRIVING FORCE OF LANVIN GROUP PROSPERITY [2]



Projected Revenue by Region, %
North America
Greater China
Others
33%
14%
5%
2021PF
48%
EMEA
Greater China
14%
2021PF
86%
Others
Greater China
28%
2025E
72%
Others

+56% Greater China Revenue CAGR FY21-25

5x Revenue Growth in Greater China FY21-25

28% Greater China Sales Percentage in FY25

100+ New Store Openings [3] in Greater China FY21-25

Note: (1) 2020PF and 2021PF revenues are pro forma which include Sergio Rossi 12 months contribution and based on management accounts. 2022E - 2025E revenues include contributions from potential new investments.
(2) Revenue by region data includes the contributions from existing five brands in 2021 and 2025 and the contributions from potential new investments in 2025. Conversion based on EUR:USD exchange rate of 1.1195 for 2019, 1.1408 for 2020, 1.1967 for 2021 and 1.1603 for 2022 onward.
(3) Directly owned stores include retail, outlet and pop-up stores.
(4) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage.
(5) Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi's contribution from January 1st 2021 to the acquisition date.

8

A UNIQUE GLOBAL LUXURY PLATFORM Section I

A HIGHLY ATTRACTIVE AND RESILIENT 01 PERSONAL LUXURY GOODS MARKET … WITH CHINA BEING THE MAIN GROWTH DRIVER STABLE AND GROWING MARKET PROVEN RESILIENCE TO COVID GROWTH PROPELLED BY CHINA Global Personal Luxury Goods Market Size (€bn) RELATIVE TO OTHER CONSUMER Luxury Goods Spending Breakdown by Nationalities SUB-SECTORS of Customers (€bn) €380 Performance of Luxury Personal Goods vs Other Luxury Segments (Market Size Rebound % Index from 2018) €283 €380 €310 30% €281 €283 20% €244 10% 55% €220 0% RoW 2018 2019 2020 2021E 2022E 2023E 2024E 2025E 77% -10% €150 -20% -30% -40% €76 -50% 45% -60% Chinese 23% -70% // 1996 2006 2016 2019 2020 2021E 2022E 2025E Tourism Cruise Luxury Food 2021E 2025E Luxury Hotels Personal Luxury Source: Bain-Altagamma Luxury Goods Worldwide Market Study (Fall 2021-20th). Euromonitor. Section I 10

UNIQUELY POSITIONED TO CAPTURE THE FASTEST 01 GROWING LUXURY MARKET IN THE WORLD … LANVIN GROUP IS THE 1ST AND ONLY GLOBAL LUXURY GROUP HEADQUARTERED IN CHINA WITH UNPARALLELED ACCESS TO THE LARGEST AND FASTEST GROWING LUXURY MARKET IN THE WORLD MARKET CAP NORTH AMERICA EUROPE ASIA €7B €306B €127B €6B €56B €56B €12B €11B €5B €3B €3B €2B €3B Source: Market Cap as of September 30th 2022, Capital IQ. Section I 11 tapestry RALPH LAUREN CAPRI HOLDINGS LIMITED PVH LVMH MOET HENNESSY LOUIS VUITTON HERMES PARIS KERING RICHEMONT PRADA MONCLER BRUNELLO CUCINELLI ERMENEGILDO ZEGNA salvatore ferragamo CHANEL ARMANI OTB ONWARD MAYHOOLA FOR INVESTMENTS SPC

… AND OPERATING GLOBALLY. 01 LANVIN GROUP RETAIL AND WHOLESALE PRESENCE NORTH AMERICA EUROPE ASIA Lanvin, Shanghai Sergio Rossi, Milan Wolford, Hangzhou 662 Lanvin, Paris Lanvin, Miami POS (1) Caruso, Shanghai 246 Wolford, Amsterdam POS (1) 199 Lanvin, Las Vegas c. 6.7% St. John, Shanghai Market Growth (2) POS (1) 2021E – 2025E GREATER c. 13.7% CHINA Market Growth (2) REST OF THE WORLD 2021E – 2025E St. John, Toronto 12 APAC c. 1.1% POS (1) c. 10.9% c. 12.1% Market Growth (2) Market Growth(2) Market Growth (2) 2021E – 2025E 2021E – 2025E 2021E – 2025E St. John, New York Source: Company information. Bain-Altagamma Luxury Goods Worldwide Market Study (Fall 2021-20th). Note: (1) Points of Sale as of 31st December 2021. Includes shop-in-shop, retail, outlet & pop-up stores. (2) 2021E – 2025E regional growth rate is calculated by higher end 2025 market size (€380 mn) and market share % by region (2021E: Europe 25%, Americas 31%, APAC 18%, China 21%, Rest of World 4%. 2025E: Europe 24%, Americas 24%, APAC 21%, China 26%, RoW 4.5%) in Bain-Altagamma Luxury Goods Worldwide Market Study (Fall 2021-20th). APAC excludes Greater China area. Section I 12

DIVERSE PORTFOLIO 02 OF FIVE ICONIC LUXURY HERITAGE BRANDS … SINCE SINCE 1962 1889 Invested in 2013 / 2017 Invested in 2018 (92.5% stake) (97.0% stake) The Oldest French Couture Classic, Timeless and House still in Operation Sophisticated American Luxury House SINCE SINCE 1950 SINCE 1958 Invested in 2018 (58.5% stake) 1951 Invested in 2013 / 2017 (100% stake) Largest Luxury Skinwear Invested in 2021 (99.0% stake) Brand in the World The Premier Menswear “Legend of Italian Shoemaker” Manufacturer in Europe in the World Source: Company website. Company information. Note: (1) All figures as of 30th June 2022. Section I 13 LANVIN SERGIO ROSSI WOLFORD CARUSO ST.JOHN

… EMPOWERED BY 02 ONE-OF-A-KIND STRATEGIC ALLIANCE. LEVERAGING TOP TIER STRATEGIC PARTNERS’ EXPERTISE TO ACCELERATE GROWTH AND FACILITATE DISRUPTIVE CHANGES CAPITAL / NETWORK M&A / GROWTH EXPERTISE Strong partnerships with e-Com Cross-sector global resources and expertise and consumer market leaders in Asia in creating consumer-driven ecosystems DISTRIBUTION CHANNEL CAPITAL / REGIONAL RESOURCE Market expertise in expanding Strong cross-sector resources and network to Japan’s fashion sector in the Korean market E-COMMERCE & DIGITAL MEDIA & COMMUNICATION Largest brand e-Commerce 360°marketing solutions for luxury business partner in China and premium brands in China PRODUCT DEVELOPMENT SUPPLY CHAIN Market expertise, know-how Comprehensive supply chain network and resources in global luxury footwear in sustainable fabric and apparel REAL ESTATE / DISTRIBUTION Access to prime luxury and lifestyle locations Section I 14 PRIMAVERA ITOCHU FOSUN LANVIN GROUP BAO ZUN STELLA INTERNATIONAL HOLDINGS LIMITED K11 NEO CONCEPT ACTIVATION GROUP MERITZ

PROVEN MARKET OUTPERFORMING 03 TRACK RECORD … Lanvin Group Revenue Growth Rate LANVIN IS BACK Actual 1H2021 vs. 1H2022 (%) (1,2) 73% +201% +235% 28% 27% EMEA Half-year NA Half-year 23% 18% Revenue 22 vs 21 Revenue 22 vs 21 LANVIN x Gallery DEPT. LANVIN China Capsule +260% +75% Lanvin Group Revenue Growth Rate Wholesale Half-Year DTC Half-Year in EMEA Actual 1H2021 vs. 1H2022 (%) (1,2) Revenue 22 vs 21 Revenue 22 vs 21 91% Iconic HOBO Bag Family 53% 58% 46% 43% HER POWER +28% +48% Lanvin Brand Global Revenue Growth Rate EMEA Half-year NA Half-year Wolford the “W” Athleisure Collection Actual 1H2021 vs. 1H2022 (%) (1) Revenue 22 vs 21 Revenue 22 vs 21 117% 42% +29% +37% 28% Wolford Half-year DTC Half-year 15% 18% Revenue 22 vs 21 Revenue 22 vs 21 Wolford x NEIWAI Wolford x Amina Muaddi Source: Capital IQ – listed company annual reports. Note: (1) Lanvin Group and Lanvin brand half-year performance compares to other peers. Actual 1H 2021 and 1H 2022 financials of Lanvin Group are reviewed by auditor. (2) Lanvin Group acquired a majority stake in Sergio Rossi in July 2021 and Sergio Rossi was consolidated in Lanvin Group’s consolidated financial statements starting from the acquisition date. Section I 15

... WITH SIGNIFICANT FUTURE RUNWAY THROUGH ORGANIC GROWTH ...

03

REINFORCING PRODUCTS & MERCHANDISING

Rebalanced product portfolio

Cross-over and collaboration series



Perfumes &

Brand

EXPANDING CHANNEL AND FOOTPRINT

New market entry
Enhanced shopping experience


c. 300
460+
2021A
2025E

Footprint Expansion [1]

Optimized channel mix
E-commerce penetration


京东
天猫
FARFETCH

Omni-Channel Distribution

RENEWING BRANDING & MARKETING

Renewed brand image
Localized story-telling

Digital marketing and content management
Influencer marketing and celebrity endorsement



Target Young / Gen-Z customers



Culture Relevancy



Celebrity and KOL Endorsement

LEVERAGING CHINA ENGINE

360° brand operation by local team
Support from strategic partners

Dedicated content and product offering
Online and offline expansion



Lanvin x Yu Garden | Livestreaming | Wolford, Hangzhou | Caruso, Shanghai | Lanvin, Shanghai

Note: (1) DOS as of 31st December 2021, including shop-in-shop, outlet, retail & pop-up stores.

Section I 16

... AND ACQUISITIONS FROM A SOLID PIPELINE.

03

2017

NOVEMBER

FOSUN FASHION
复星时尚

FOSUN FASHION GROUP IS FOUNDED

DECEMBER


ST. JOHN

FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF ST. JOHN

2018


CARUSO

FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF CARUSO

CARUSO

LANVIN
PARIS

FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF LANVIN

APRIL


LANVIN

MAY


Wolford

FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF WOLFORD

2021

JULY

FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF SERGIO ROSSI

sergio rossi



LANVIN GROUP



FOSUN FASHION GROUP OFFICIALLY REBRANDS TO LANVIN GROUP

OCTOBER

EMERGING CONCEPT INCUBATOR

US$20M
Dedicated incubator fund

Minority investments in startups in fashion, supply chain, design, e-commerce, etc.

2022

10+
Potential investment opportunities from 2022 to 2025

AND BEYOND

STRATEGIC ACQUISITIONS

2
Potential new investments expected in 2022 [1]

Note: (1) As of the date of this presentation, there have been no definitive agreements executed with respect to either of these new investments.

Section I 17

SEASONED MANAGEMENT TEAM … 04 Joann Cheng Grace Zhao Chris Tate Chairman & Chief Executive Executive President, Operating Partner, Officer, Lanvin Group Lanvin Group Lanvin Group David Chan Shang Koo Jessey Chan Executive President, Chief Financial Officer, Operating Partner, Bruno Sialelli Lanvin Group Lanvin Group Lanvin Group Creative Director, Lanvin Evangelie Smyrniotaki Paul Kotrba Artistic Director, Sergio Rossi Siddhartha Shukla Andy Lew Deputy General Manager, Chief Operating Officer, Deputy Chief Executive Officer, Lanvin Wolford St. John Silvia Azzali Riccardo Sciutto Marco Angeloni Chief Commercial Officer, Chief Executive Officer, Chief Executive Officer, Wolford Sergio Rossi Caruso Section I 18

… STRUCTURED BY A UNIQUE “DUAL-ENGINE” MODEL … 04 MARKET DNA GROWTH CORE ENGINE ENGINE Market Specific Strategy Special Capsule: Local Specific Platforms Local Content, ralleled Reporting Line Design, Special Targeting Local Events & Story-telling Management at Market Occasion & Fitting Audi UICK DECISION COST EFFICIENCY MARKET ADAPTATION BRAND STRATEGY DESIGN & PRODUCTION MARKETING & PR DIG ile decision-making process Tailored for local needs, quick Adapted story-telling to Omni-chann with paralleled reporting reaction to market, appeal to local to gain stro structure reduction in cost customer base from c Global Strategy, Main Collection: International Campaigns Budgeting & Resource Aligned Brand DNA Global E-com & Core Engine for Global Supply Platform & CRM Consistent Brand Image Growth Chain Section I 19

… AND COMPLEMENTARY CREATIVE 04 INTERFACE TO CAPTURE RISING DEMAND. A NEW CREATIVE STRUCTURE: IN-HOUSE DESIGN STUDIO COMPLEMENTED BY CREATIVE TALENT PLATFORMS IN BOTH EUROPE AND CHINA TO MEET RISING MARKET DEMANDS MILAN CREATIVE Special Capsule/ CREATIVE DIRECTOR Crossover LAB Designer 1 Freelance Designer 1 Designer 2 SKU Buy/ Freelance Designer 2 Fashion Pieces CREATIVE Commission BRAND CREATIVE Design Studio AND Design Support PLATFORM DESIGN CHIEF CHINA MERCHANT Kniting Design Designer 1 Designer 2 Commercial Pieces Print Design Embroidery Design Section I 20 BOND BUND

PERFECTION OF LUXURY CRAFTSMANSHIP … 05 In 1954, Wolford created the In 1968, Sergio Rossi 1st seamless nylon stockings in signed his 1st shoes, the world OPANCA, a summer sandal In 1965, St. John developed a In 1958, Raffaele Caruso, a unique wool blend yarn, with a Neapolitan tailor, started special twist that became a the operations in Soragna, signature to the brand Parma Section I 21

… WITH A CORE FOCUS ON SUSTAINABILITY.

05

SUSTAINABILITY IS A KEY PILLAR OF LANVIN GROUP'S GROWTH STRATEGY

Lanvin Group is committed to operating its businesses in the best interests of the environment and working together with its employees, suppliers and customers to ensure long-term sustainable growth. The group aims to develop its business in step with sustainable policies on environmental and social issues, and is committed to a process of continual improvement on these important matters as a key driver of future growth.

WOLFORD IS THE FIRST AND THE ONLY COMPANY IN THE APPAREL INDUSTRY THAT RECEIVES "CRADLE TO CRADLE" CERTIFICATION (1)

700

M³ water / day from own water source, saving 50% by recycling already heated waste water



SHOP

2015

Since then Wolford is the world's first tights producer recognized as a bluesign® system partner



SERGIO ROSSI IS COMMITTED TO THE HIGHEST ETHICAL STANDARDS: INTEGRITY, RESPECT, RESPONSIBILITY AND LOYALTY



100%

Of purchased electricity certified as produced from renewable sources for our Italian factory, offices and stories

1,000+

Tons of CO_2 avoided thanks to the purchase of certified electricity and our photovoltaic system

-43%

Of electricity and natural gas consumption in 2020 with respect to 2017

592,203

KWH of electric energy produced by our photovoltaic panels installed in San Mauro Pascoli, both sold and used

63%

Of our employees are women

37%

Of our employees are men

65%

Of our technicians and artisans have been with us for more than 10 years


Sergio Rossi Family

Note: (1) Cradle to Cradle (Gold) Certification is the global standard for products that are safe, circular and responsibly made issued by Cradle to Cradle Products Innovation Institute. Wolford was given the certification for the development of environmentally neutral products in both categories (biodegradable and technically recyclable).

Section I 22

OPPORTUNITY TO INVEST 06 IN AN EMERGING LUXURY PLATFORM … 1 2 3 4 GLOBAL BUSINESS START UP HIGH GROWTH FOOT IN THE DOOR X X X X ACCESS TO FASTEST MATURE BUSINESS MODEL STABLE AND RESILIENT MARKET PARTNERS WHO HAVE BEEN IN GROWING MARKETS THE INDUSTRY FOR DECADES Section I 23

… WITH A SYNERGISTIC BUSINESS MODEL … 06 turing Group Synergy Full spectrum resource sharing est practice sharing Bundle contract Risk Diversification Balanced portfolio Global knowledge Market Expertise Unique expertise and resources in China Section I 24

06

… AND COMPELLING RISK-ADJUSTED RETURNS.

2–3X LEAP IN REVENUES

A number of luxury brands have seen strong resurgence. Normally, it will take 5-6 years for 2-3x leap in revenues.

LEADERSHIP & CREATIVE EXCELLENCE

A lot of luxury brands used to be in a challenging situation. When the creative direction and strategic vision were correctly positioned, these brands became most successfully revived houses.

OWNERSHIP EXPERTISE

Compared with an independent luxury brand, a luxury group with different portfolios can not only diversify the risks but also leverage resources within the same group.

LUXURY FASHION'S GREATEST SECOND ACTS


VALUE CREATION
• Develop a global expansion strategy
• Leverage attractive market demographic of digital / millennials / high-income earners
• Operational value-add
RISK REDUCTION
• Investments in high quality assets with diverse markets and product categories
• Proven track record and unique strategic ecosystem
• Core existing growth avenues with emerging markets as optional upside
LANVIN GROUP
Emerging Markets Focused Platform
Typical Fashion Platform – Mature Market Focus
Return
Risk

Section I 25

DIVERSE PORTFOLIO OF FIVE ICONIC LUXURY HERITAGE BRANDS Section II

ONE OF THE OLDEST FRENCH COUTURE HOUSES STILL IN OPERATION “PEARL OF THE CROWN” IN FRENCH HISTORY Iconic French brand and one of the world’s oldest luxury houses currently in operation since 1889 Synonymous with classic Parisian elegance A scarce, full-category luxury house for men, women and kids Products ranging from apparel to leather goods, footwear, accessories and fragrances 287 27 Points of Sale (1) Directly Operated Stores 260 50+ Wholesale Doors Countries Penetrated (2) Note: (1) Points of Sale as of 31st December 2021, including shop-in-shop, outlet, retail & pop-up stores. (2) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage. Section II 27

LANVIN AT A GLANCE UNMATCHED BRAND HERITAGE AND ARCHIVE 2 The world’s oldest couture house still in operation since 1889 1 COMPREHENSIVE PRODUCT OFFERING Jewelry Footwear Leather Goods Womenswear Menswear ELEVATED BRAND PRESENCE 22 Faubourg, Paris AROUND THE GLOBE With successful 3 penetration into digital SOHO, New York BFC, Shanghai

ONE OF THE WORLD'S LARGEST LUXURY SKINWEAR BRANDS

EPITOME OF EXCLUSIVE LEGWEAR AND BODYWEAR

- Founded in 1950, Wolford has been known for market leading luxury legwear and bodywear
- The highest level of craftsmanship, process innovation as well as sustainable, environmentally friendly and ethical production standards
- Successful diversification into leisurewear and athleisure


Wolford

227
Mono-brand Points of Sale (1)

167
Directly Operated Stores

~2500
Wholesale Partners (2)

45
Countries Penetrated (3)

Note: (1) Points of Sale as of 31st December 2021, including retail, outlet, pop-up stores and wholesale boutiques.
(2) Wholesale partner doors include department stores and specialist retail stores.
(3) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage.

Section II 29

WOLFORD AT A GLANCE

1 DIVERSE SKINWEAR PRODUCT LINE-UP



LEGWEAR

BODYSUITS

ATHLEISURE

READY-TO-WEAR

LINGERIE

BEACHWEAR

2 RENEWED BRAND POSITIONING THROUGH THREE PILLARS


Wolford





3 REVAMPING BRANDING & MARKETING

DIGITAL MARKETING AND CONSUMER COMMUNICATION



Brand Ambassador



Digital Marketing

CELEBRITIES & KOL MARKETING





Section II 30

LEGEND OF SHOEMAKER IN THE WORLD HERITAGE OF AN ITALIAN LEGENDARY FOOTWEAR BRAND • Made-in-Italy luxury footwear brand since 1951 • Deeply rooted in the creativity and expertise of its eponymous founder • Brand DNA built around quality, craftsmanship, authenticity and Italian heritage • Handmade shoes for sophisticated, smart and effortlessly chic women • Successful diversification into men’s footwear category 328 50 Points of Sale (1) Directly Operated Stores 278 80+ Wholesale Doors Countries Penetrated (2) Note: (1) Points of Sale as of 31st December 2021, including shop-in-shop, outlet, retail & pop-up stores. (2) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage. Sergio rossi Section II 31

SERGIO ROSSI AT A GLANCE 1 SUPERB KNACK IN DELIVERING HIT PRODUCTS 2 HEART AND SOUL OF SERGIO ROSSI Earned reputation in classic women’s footwear Expanding into men’s Twenty Sport – conquer the city in style SI ROSSI “Girl Power” 12,000+ 200+ 14,000 Total production Artisans and Documents and area (sqm) employees images digitalized 120,000 100% 6,000+ Pairs capacity in Green energy- Archived Shoes and warehouse based facility Accessories San Mauro Pascoli “The Living Heritage” Factory Archive 3 INTERNATIONAL, ENHANCED DISTRIBUTIONS OMNICHANNEL AND DIGITALLY- London Mount “Phygital” Store Shanghai Reel, CN Street, UK Monte Napoleone, IT Section II 32

CLASSIC, TIMELESS AND SOPHISCATED AMERICAN LUXURY HOUSE A FASCINATING COMBINATION OF CRAFT AND COUTURE • Founded in 1962 on the premise of a simple, elegant, and versatile knit dress • Great American design – timeless elegance, unsurpassed quality and craftsmanship • Targeting affluent women – the preeminent brand in knitwear • Vertically integrated with luxury craftsmanship and global distribution network 133 48 Points of Sale (1) Directly Operated Stores 13 970M+ Countries and Regions Penetrated (2) Social Media Impressions Note: (1) Points of Sale as of 31st December 2021, including shop-in-shop, outlet, retail & pop-up stores. (2) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage. ST.JOHN Section II 33

ST. JOHN AT A GLANCE

1 THE PRODUCT

Function, comfort and beauty

DAY COLLECTION



EVENING WEAR

ACCESSORIES



2 LUXURY CRAFTSMANSHIP

Commitment to creating the finest, most luxurious knitwear in the world



3 UNIQUE AMERICAN HERITAGE



1960s	1970s	1980s	1990s	2000s
Maria Gray	Exotic Yarn	Evening Collection	St. John Boutique	Angelina Jolie

First Ladies in St. John



Hillary Clinton · Michelle Obama · Jill Biden

Section II 34

THE PREMIER MENSWEAR MANUFACTURER IN EUROPE LEADING HIGH-END MENSWEAR PLAYER • Founded in Soragna, Italy in 1958 by the legendary tailor Raffaele Caruso from Naples • Together with Fabbrica Sartoriale Italiana, it is one of the largest and most advanced manufacturers of menswear and partner of choice for luxury labels in Europe • Caruso has evolved from a project manufacturer into a luxury lifestyle Made-in-Italy brand 144 400+ Points of Sale (1) Seamstresses and Master Tailors 85K+ 60K+ Sleeve Units / Year (Capacity) Trouser Units / Year (Capacity) Note: (1) Points of Sale as of 31st December 2021, including shop-in-shop, outlet, retail & pop-up stores. CARUSO Section II 35

CARUSO AT A GLANCE 1 TWO INTERTWINED AND SYNERGISTIC BUSINESSES Fabbrica Sartoriaie Italina Revamped Maison business with rich heritage in manufacturing Luxury lifestyle, Made-in-Italy brand 2 PLAYFUL FROM TAILORING ELEGANCE TO MENSWEAR & 3 DEVELOPMENT CONTINUOUS AND RENEWED BUSINESS Harrods SIS, BFC Boutique London, UK Shanghai, China Section II 36

Q&A(1) LANVIN GROUP

FINANCIAL INFORMATION Section III LANVIN GROUP

LANVIN GROUP’S NUMBERS AT A GLANCE 2021A 2021A 2021A Global Revenue Greater China Revenue North America Revenue €309M €43M €107M 2021A 2021A 2021PF Global Revenue Growth Greater China Revenue Growth vs North America Revenue Growth vs vs 2020A 2020A 2020PF +39% +127% +25% 2021A-2025E CAGR 2021A-2025E CAGR 2021A-2025E CAGR Global Revenue Greater China Revenue North America Revenue +34% +59% +27% Note: 2025E Revenue include contributions from potential new investments. Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st 2021 to the acquisition date. Section III 39

LANVIN GROUP’S CURRENT TRADING Lanvin Group Global Lanvin Group Global Lanvin Group Global Revenue(1) (€mn) Gross Profit(1)(€mn) Contribution Profit(1) (€mn) Gross Profit Contribution 52% 56% (8.7%) 2.9% Margin % Profit Margin % +73% Revenue Growth % +86%Growth % €202 €113 €5.9 €117 €61 Actual 1H 2021 Act ual 1H 2022 Actual 1H 2021 Actual 1H 2022 Actual 1H 2021 Actual 1H 2022 €(10.1) Note: (1) Actual 1H 2021 and 1H 2022 Lanvin Group global revenue, gross profit, and contribution profit are reviewed by the auditor. Lanvin Group acquired a majority stake in Sergio Rossi in July 2021 and Sergio Rossi was consolidated in Lanvin Group’s consolidated financial statements starting from the acquisition date. Section III 40

REVENUE AND GROSS PROFIT BY SEGMENT Lanvin Group Revenue Lanvin Group Gross Profit (€K, YoY Growth %) (€K, Margin %) € 201,700 56% € 112,743 +21% 3,731 25% 55% +26% 61% € 116,882 € 60,555 52% 2,533 21% +29% 49% 71% 64% +117% 47% 49% Actual 1H 2021 Actual 1H 2022 Actual 1H 2021 Actual 1H 2022 Lanvin Wolford St. John Sergio Rossi Caruso Lanvin Wolford St. John Sergio Rossi Caruso Note: (1) Actual 1H 2021 and 1H 2022 Lanvin Group revenue and gross profit are reviewed by the auditor. Lanvin Group acquired a majority stake in Sergio Rossi in July 2021 and Sergio Rossi was consolidated in Lanvin Group’s consolidated financial statements starting from the acquisition date. Section III 41 12,328 33,373 41,941 29,471 14,919 26,969 41,924 54,261 63,949 16,406 26,916 14,502 112,743 3,731 14,798 25,754 38,383 30,048 56% 25% 55% 61% 71% 47%

LANVIN GROUP'S KEY FINANCIALS

SOLID REVENUE AND ADJUSTED EBITDA GROWTH BY SIGNIFICANT INVESTMENTS IN EXISTING BRANDS AND POTENTIAL NEW INVESTMENTS

Revenue Growth 2020PF-2025E (€mn)[4]



21-25 CAGR: +31%
€270
48
222
€333[6]
57
31[1]
276
€473
57
416
€615
69
546
€808
96
712
€989
114
875
2020PF
2021PF
2022E
2023E
2024E
2025E
Additional Sergio Rossi Contribution[2]
Potential New Investments[3]

Adjusted EBITDA Growth 2020PF-2025E (€mn)[4,5]



Adj. EBITDA Margin%
(48%)
(25%)
(15%)
(5%)
4%
9%
(116)
(14)
€(130)
(79)
(6)
€(85)
(77)
€(72)
9
(38)
€(29)
€30
19
11
€85
23
62
2020PF
2021PF
2022E
2023E
2024E
2025E
Additional Sergio Rossi Contribution[2]
Potential New Investments[3]

Note: (1) Lanvin Group acquired a majority stake in Sergio Rossi in July 2021. 2020PF and 2021PF revenue include Sergio Rossi 12 months contribution. €31mn represents Sergio Rossi contribution from the acquisition date.
(2) Pro forma adjusted EBITDA represents 12 months contribution in 2020 and 7 months contribution in 2021.
(3) 2022E - 2025E Revenue and EBITDA include contributions from potential new investments.
(4) Historical figures presented were not audited under PCAOB standards.
(5) Adjusted EBITDA is defined as profit or loss before income taxes, net finance cost, exchange gains/(losses), depreciation, amortization, share based compensation and provisions and impairment losses adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities.
(6) Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi's contribution from January 1st 2021 to the acquisition date.

Section III 42

LANVIN GROUP’S REVENUE EVOLUTION BY BRANDS CONVINCING REVIVAL PLAN ACROSS FIVE HERITAGE BRANDS AND POTENTIAL NEW INVESTMENTS Revenue Growth Bridge 2021PF-2025E (€mn) €114 €989 €46 €115 €74 €109 €198 LANVIN Wolford sergio rossi ST. JOHN CARUSO (2) €333 (1) Potential New 2021PF 2025E Investments Note: (1) 2021PF Revenue includes Sergio Rossi 12 months contribution. (2) Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st 2021 to the acquisition date. Section III 43

LANVIN GROUP’S REVENUE EVOLUTION BY BRAND PROVEN HISTORICAL TRACK RECORD AND CLEAR GROWTH DRIVERS FOR FUTURE EXPANSION Revenue (1), € in millions 26.0 264 .0 (Acquired in 2018) Retail +110.7M 16.6 44.7 54.2 30.0 26.5 66.0 32.7 (2) (2) FY2020 FY2021 LFL Retail Stores Growth China New Retail Stores Global New Retail Stores Wholesale & Clearance E-commerce Cosmestics FY2025 Retail +51.2M (Acquired in 2021) 9.4 2.8 130.6 10.4 13.4 20.3 17.5 47.9 56.7 Sergio rossi (2) (2) FY2020 FY2021 LFL Retail Stores Growth China New Retail Stores Global New Retail Stores Wholesale E-commerce Others FY2025 Note: (1) Historical figures presented were all management accounts and were not audited under PCAOB standards. 2021 and onward figures are all management estimates. (2) China New Retail Stores refer to the revenue growth from the new opening retail stores in the Greater China area. Global New Retail Stores refer to the revenue growth from the new opening retail stores in regions excluding the Greater China area. Appendix 44

LANVIN GROUP'S REVENUE EVOLUTION BY BRAND

PROVEN HISTORICAL TRACK RECORD AND CLEAR GROWTH DRIVERS FOR FUTURE EXPANSION


Wolford
(Acquired in 2018)
Revenue (1), € in millions
Retail +41.8M
97.1
111.5
13.8
21.4
6.6
3.1
11.0
52.7
220.1
FY2020
FY2021
LFL Retail Stores Growth
China New (2) Retail Stores
Global New (2) Retail Stores
Wholesale
E-commerce
The W
FY2025


ST. JOHN
(Acquired in 2017)
Retail +88.3M
66.5
74.5
41.7
31.5
15.1
4.9
20.6
1.4
189.7
FY2020
FY2021
LFL Retail Store Growth
China New (2) Retail Stores
Global New Retail Stores (2)
Wholesale
E-commerce
Others
FY2025

Note: (1) Historical figures presented were all management accounts and were not audited under PCAOB standards. 2021 and onward figures are all management estimates.
(2) China New Retail Stores refer to the revenue growth from the new opening retail stores in the Greater China area. Global New Retail Stores refer to the revenue growth from the new opening retail stores in regions excluding the Greater China area. For Wolford, China New Retail Stores refer to revenue growth from the new opening retail / wholesale stores in the Greater China area.

Appendix 45

LANVIN GROUP’S GROWTH WILL BE LED BY ITS GEOGRAPHIC & DISTRIBUTION CHANNEL STRATEGY 2021A(1) 2022 1H 2025E(2) Others Others Others Greater Greater China China Greater 4% EMEA 5% China 7% 14% 11% 37% EMEA Revenue Mix by Geography (3) (3) 28% €309M 48% €202M 49% EMEA €989M Greater China revenue is expected to increase by 5 times as part of dual engine strategy North 35% North 35% America America 28% North America Others Others Others 2% DTC 1% Wholesale 6% Wholesale 19% 38% 42 % DTC Revenue Mix by Channel (3) (3) Wholesale €309M €202M €989M DTC Increasing engagement with customers means 60% 57% lessening reliance on the wholesale segment 75% Note: (1) Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st 2021 to the acquisition date. (2) 2025E revenue includes contribution from potential new investments. Section III 46

LANVIN GROUP'S MARGIN EXPANSION

2020A Adj. EBITDA [1]	+€29M	2021A Adj. EBITDA [1]	+€144M	2025E Adj. EBITDA [2]
-€88M (-39.6% margin)	2021A Adj. EBITDA increase vs 2020A	-€59M (-19.1% margin)	2025E Adj. EBITDA increase vs 2021A	€85M (8.6% margin)
Revenue Growth	☑ Revenue increase by **39%**		☑ Revenue increase by ~**2x**	
Gross Margin Expansion	☑ **+2.3 ppt** increase to 55.0% due to pricing power & channel mix		☑ Channel mix, product mix upgrade, price increase & supply chain optimization	
Operating Leverage	☑ **+14.5 ppt** improvement in marketing and selling to 53.6% of revenue **+12.0 ppt** improvement in G&A expenses to 39.7% of revenue		☑ Positive leverage of unique platform including Milan creative lab and unified digital platform	

Note: (1) Adjusted EBITDA is defined as profit or loss before income taxes, net finance cost, exchange gains/(losses), depreciation, amortization, share based compensation and provisions and impairment losses adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities.
(2) 2025E adjusted EBITDA includes contribution from potential new investments. Adjusted EBITDA includes certain IFRS financial measures but not ESOP related adjustments.

Section III 47

TRANSACTION OVERVIEW Section IV LANVIN GROUP

TRANSACTION SUMMARY

TRANSACTION HIGHLIGHTS

$1.3bn Pro-forma Enterprise Value[1]	2.9x EV / FY22E Sales
$1.8bn Pro-forma Equity Value[1]	~55% Existing LG Shareholders Ownership

FINANCING DETAILS

$414m + $80m SPAC Size + FPA	$145m PIPE Size	$50m Private Placement

$654m Primary Proceeds[3]	No Secondary Selldown

SOURCES & USES[4]

Sources	$m
Cash in Trust	414
PIPE Investors	145
- Initial PIPE Investment[2]	*50*
- Additional Existing Shareholder Loan Conversion	*95*
Private Placement	50
FPA Holders	80
Existing shareholder rollover	1,000
Total Sources	**1,689**

Uses	$m
Existing shareholder rollover	1,000
Cash on Balance Sheet[5]	529
Existing Shareholder Loan Conversion	95
Early PIPE Prepayment Settlement[9]	30
Estimated Transaction Expenses	35
Total Uses	**1,689**

ILLUSTRATIVE PRO FORMA OWNERSHIP AT CLOSING[6]



PIPE Investors 8%
Private Placement 3%
FPA Investors 5%[8]
SPAC Shareholders 29%[7]
Existing Shareholders 55%

Roughly ~4.8% of pro forma ownership at closing is owned by management through an ESOP program, providing alignment of incentives

Pro Forma Ownership[6]	NOSH (m)	Value ($m)
Existing Shareholders (Incl. management ownership)	100.0	1,000.0
SPAC Shareholders[7]	52.8	527.5
FPA Investors[8]	9.0	90.0
PIPE Investors	14.5	145.3
Private Placement	5.0	50.0
Total	**181.3**	**1,812.8**

Notes: (1) Calculated from pre-money equity valuation of $1.0bn and assumes pro-forma net cash at listing of $464m, including ~$133m operating lease liabilities as of Jun-22 auditor reviewed accounts. Auditor reviewed accounts converted from Euros into USD at EUR / USD of 0.9844. (2) Out of $50m PIPE, $30m from Fosun Fashion Holdings (Cayman) Limited has already been prepaid to Lanvin Group in the form of cash in April 2022; (3) Primary proceeds refer to cash on balance sheet received from this DeSPAC transaction (including $30m PIPE prepayment and $95m existing shareholder loan conversion into equity) . (4) Sources and uses assumes no redemption of cash in trust from public shareholders. (5) To be used for M&A, branding and marketing, retail store expansion and general working capital. (6) Pro forma ownership excludes the impact of public and private warrants held by SPAC Holders, FPA investors and the SPAC sponsor. (7) Includes promote shares for the SPAC sponsor and independent directors of the SPAC. (8) Includes promote shares for FPA investors. (9) Refer to the $30m prepayment to Lanvin Group in the form of cash in April 2022

Section IV 49

LANVIN GROUP REVENUE GROWTH OUTPACING INDUSTRY PEERS OPERATION BENCHMARKING OF COMPARABLE COMPANIES REVENUE CAGR 2022E – 2025E 2022E – 2025E 27.9% 9.5% 9.6% 9.2% 8.5% 8.3% 7.7% 6.8% M edian: 8.3% 6.7% 5.6% 2022-2025E Median Source: FactSet and Bloomberg as of September 30, 2022. Source: FactSet and Bloomberg as of September 30, 2022. Notes: All financials are calendarized to December 31. Projected financials for Lanvin Group (2022E – 2025E) are based on management estimates. Section IV 50

SeVALUATION BENCHMARKING OF COMPARABLE COMPANIES EV / 2022E SALES 5.0x 4.8x 4.3x 3.1x 3.5x 2.9x 2.6x 2.5x Median: 3.1x 2.4x 2.0x (1) 2022E 2022E Median EV / 2023E SALES 4.5x 4.4x 4.0x 2.9x 3.2x 2.2x    2.5x Median: 2.9x 2.2x 2.4x 1.8x (1) 2023E 2023E Median Source: FactSet as of September 30, 2022. Notes: Projected financials of Lanvin Group are based on management estimates, converted from Euros based on an exchange rate of EUR / USD of 0.9844. All financials are calendarized to December 31. (1) Assumes no redemptions at the issue price of $10 per Section IV 51 share. Implied multiples of Lanvin Group are based on p ro forma enterprise value of $1.3bn.

APPENDIX LANVIN GROUP

C LANVIN GROUP’S HISTORICAL P&L & OUTLOOK HISTORICAL PROJECTED 2019PF 2020PF 2021PF 2022E 2023E 2024E 2025E (3) Revenue (1) 410 270 333 473 615 808 989 Revenue Growth % -34% 23% 42% 30% 31% 22% Adjusted EBITDA (2) (111) (130) (85) (72) (29) 30 85 Adjusted EBITDA change -19 45 12 43 59 56 Margin % (27%) (48%) (25%) (15%) (5%) 4% 9% Note: (1) 2019PF, 2020PF and 2021PF revenue and Adjusted EBITDA are management accounts and all include Sergio Rossi 12 months contribution. Historical figures presented were not audited under PCAOB standards. (2) Adjusted EBITDA includes certain IFRS financial measures but not ESOP related adjustments. (3) Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st 2021 to the acquisition date. Section III 53

WORLD-CLASS ADVISORY TEAM Mitch Garber Jennifer Fleiss Ceci Kurzman • Board Member, Apollo Strategic Growth • Co-Founder, Rent the Runway • Founder, Nexus Management Group • Board Member, Shutterfly • Partner, Volition Capital • Board Member, Warner Music • Board Member, Rackspace • Board Member, Apollo SPAC • Board Member, Revlon • Board Member, Great Canadian Gaming • Board Member, Party City • Board Member, Man Group • Board Member, NHL Seattle • Board Member, Shutterfly • Board Member, Spring Studios • Chairman, Invest in Canada Appendix 54

KEY STRATEGIC AREAS PROVIDING TREMENDOUS ADDITIONAL ROOM FOR GROWTH CONSERVATIVE CURRENT PROJECTIONS FOR RETAIL ROLLOUT AND STRONG E-COMMERCE GROWTH PROSPECTS DOS of China Stores of E-commerce Sales Luxury Fashion Groups Luxury Fashion Brands Double DOS # in GC, compared to 2021 21-25 CAGR: +40% ~469 ~30 ~€178M n % of Total Sa les: 18% (2025E) (Greater China, 2025E) (2025E) (1) (1) ~€1,291M (1) 1,513 Zegna ~80 (2020) (Sept 2021) (Greater China, Dec 2020) Group A Brand A Group A (Luxury House) (Luxury House) (1) (1) (1) 2,007 ~115 Personal Luxury Market ~€107B Gucci (Dec 2020) (Greater China, Jan 2022) (E-commerce Sector) (2025E) Group B Brand B (Fashion & Leather Goods Business) Source: Company filings, Bain Altagamma Luxury Goods Worldwide Market Study (Fall 2021 – 20th). Note: (1) Based on the latest available data on DOS and E-commerce sales. Appendix 55

KEY STRATEGIC AREAS PROVIDING TREMENDOUS ADDITIONAL ROOM FOR GROWTH CONSERVATIVE CURRENT PROJECTIONS FOR LANVIN COSMETICS & WOLFORD ATHLEISURE BUSINESSES Luxury Cosmetic Sales Athleisure Companies Sales ~€26M 100% contributed by ~€59M Cosmetics (2025E) (2025E) W Line Cosmetics (1) (1) ~€263M ~€4B (2020) (2021) Group A Company A (Cosmetics Business) (1) (1) ~€5B ~€39B (2020) (2021) Group B Company B (Cosmetics Business) Source: Company filings. Note: (1) Based on the latest available data on Luxury Cosmetics Sales and Athleisure Companies Sales. Appendix 56

USE OF PROCEEDS FREE CASH FLOW POSITIVE IN 2023Q4 $160M operation cash support is sufficient to make Lanvin Group generate positive free cash flow in 2023Q4 $140M will be allocated to new investments If any additional capital, it will be allocated to invest in growth & expansion projects (cosmetics, activewear, new market penetration, etc.) ILLUSTRATIVE USE OF PROCEEDS OF CAPITAL RAISE TO 2025 CapEx Branding & Marketing Working Capital New Investments $50M $90M $20M $140M Appendix 57

Q&A (2) LANVIN GROUP

RISK FACTORS The risks presented below are certain of the general risks related to Fosun Fashion Group (Cayman) Limited and its subsidiaries (collectively, the “Company”), Primavera Capital Acquisition Corporation (“SPAC”) and the proposed business combination between the Company and SPAC (the “Business Combination”), which will result in the formation of combined company incorporated under the laws of the Cayman Islands with the name Lanvin Group Holdings Limited (“LGHL”). Such list encompasses only a non-exhaustive subset of the broad spectrum of risks and uncertainties that the Company and SPAC face, and that LGHL will face, after the Business Combination (including currently unknown risks), which individually or collectively may impair LGHL’s business, financial condition or results from operations and cause actual events or results to differ materially from what is reflected in this presentation. The list below has been prepared solely for purposes of the private placement transaction, and solely for potential private placement investors, and not for any other purpose. You should carefully consider these risks and uncertainties, and should carry out your own diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in this offering before making an investment decision. Risks relating to the business of the Company are included in LGHL’s Registration Statement on Form F-4 (the “Registration Statement”) and will be disclosed in future documents filed or furnished by LGHL and SPAC with the U.S. Securities and Exchange Commission (“SEC”), including the documents filed or furnished in connection with the Business Combination. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of the Company and SPAC and the Business Combination, and may differ significantly from, and be more extensive than, those presented below. As used herein, references to “we,” “us” and “our” are intended to refer to the Company prior to the Business Combination and to the combined company (i.e., LGHL) following the Business Combination. • The COVID-19 pandemic has had, and is expected to continue to have, a significant adverse impact on us and our financial condition and results of operations may be materially adversely affected. • We have incurred significant losses in the past and anticipate that we will continue to incur losses for the current year and upcoming future years. • Our growth depends, in part, on our continued retail expansion, and we may not be successful in undertaking such expansion. • Failure to accurately forecast consumer demand could lead to excess inventories or inventory shortages, which could result in harm to our business. • We are dependent on suppliers for our products and raw materials, which poses risks to our business operations. • We face intense competition in the personal luxury goods industry. • We are exposed to the risk that personal information of our customers, employees and other parties may be damaged, lost, stolen, divulged or processed for unauthorized purposes. • If one or more of our distribution facilities or those of our distribution partners experience operational difficulties or become inoperable, it could have a material adverse effect on our business, results of operations and financial condition. • Our revenues and operating results are affected by the seasonal nature of our business and cyclical trends in consumer spending. • Our potential inability to find suitable new targets may cause us to not be successful in achieving intended benefits, cost savings and synergies. • If our trademarks and intellectual property or other proprietary rights are not adequately protected to prevent use or appropriation by third parties, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected. • We are subject to legal and regulatory risk. • Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition. • We are exposed to fluctuations in currency exchange rates. • We operate in many countries around the world and, accordingly, we are exposed to various international business, regulatory, social and political risks. • There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice. • We may be required to obtain prior approval or subject to filings or other requirements from the China Securities Regulatory Commission or other PRC regulatory authorities for the transactions contemplated by the Business Combination Agreement. • Changes in tax laws, regulations and policies in jurisdictions in which we operate may materially and adversely affect our results of operations and financial condition. • Because of the costs and difficulties inherent in managing cross-border business operations, our results of operations may be negatively impacted. • The conflict in Ukraine and sanctions and export controls imposed in response to the conflict, including on Russia and Belarus, may adversely affect our business. • LGHL will rely to a significant extent on dividends and other distributions on equity paid by its principal operating subsidiaries to fund offshore cash and financing requirements. • You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because LGHL is incorporated under the law of the Cayman Islands, LGHL conducts substantially all of its operations, and a majority of its directors and executive officers reside, outside of the United States. • The re-branding to Lanvin Group is being challenged by the minority shareholders of Arpège SAS (the proprietor of the “Lanvin” brand). We cannot predict the outcome of such challenge and may have to discontinue the use of the Lanvin brand by LGHL at the corporate level. • If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of, following the Closing, LGHL’s securities, may decline. • The ability of public shareholders of PCAC to exercise redemption rights with respect to a large number of PCAC’s public shares may impact PCAC’s and LGHL’s ability to optimize its capital structure, and PCAC may not have sufficient funds to consummate the Business Combination. • Subsequent to PCAC’s completion of the Business Combination, LGHL may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price post-Business Combination, which could cause you to lose some or all of your investment. • The grant and future exercise of registration rights may adversely affect the market price of public shares of PCAC and LGHL’s securities upon consummation of the Business Combination. • We may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Business Combination from being completed. • Subsequent to the completion of the Business Combination, LGHL may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and the price of LGHL Securities. • Following the consummation of the Business Combination, LGHL’s only significant asset will be its ownership of FFG and its affiliates and such ownership may not be sufficient to pay dividends or make distributions or obtain loans to enable LGHL to pay any dividends on its ordinary shares or satisfy other financial obligations. • LGHL Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if PCAOB is unable to inspect LGHL’s independent auditor for three consecutive years beginning in 2022. • This Presentation contains projections and forecasts that may not be an indication of the actual results of the Business Combination or Lanvin Group’s future results. 59

DISCLAIMER (1/2) Cautionary Notes This presentation (“Presentation”) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination involving Fosun Fashion Group (Cayman) Limited (together with its subsidiaries, “Lanvin Group”), Lanvin Group Holding Limited (“PubCo”),Primavera Capital Acquisition Corporation (“PCAC”) and certain other parties and the related transactions (collectively, the “Proposed Business Combination”) and for no other purpose. These materials are exclusively for the use of the party or the parties to whom they have been provided by representatives of Lanvin Group and PCAC. By accepting these materials, the recipient acknowledges and agrees that he, she or it (a) will maintain the information and data contained herein in the strictest of confidence and will not, under any circumstances whatsoever, reproduce these materials, in whole or in part, or disclose any of the contents hereof or the information and data contained herein to any other person without the prior written consent of Lanvin Group or PCAC, (b) is not subject to any contractual or other obligation to disclose these materials to any other person or entity, (c) will return or destroy these materials, and any other materials that the recipient may have received in the course of considering an investment in Lanvin Group, PubCo and PCAC upon request and confirm such return or destruction of the materials in writing to Lanvin Group and PCAC (email being sufficient) and, except if required by a governmental authority with competent jurisdiction, (d) will promptly notify Lanvin Group and PCAC and their respective representatives of any unauthorized release, disclosure or use of these materials or the information and data contained herein. Furthermore, all or a portion of the information contained in these materials may constitute material non-public information of Lanvin Group, PubCo, PCAC and their affiliates, and other parties that may be referred to in the context of those discussions. By your receipt of this Presentation, you acknowledge that applicable securities laws restrict a person from purchasing or selling securities of a person with tradeable securities from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Agreements relating to the Proposed Business Combination are subject to change. The consummation of the Proposed Business Combination will also be subject to other various risks and contingencies, including customary closing conditions. There can be no assurance that the Proposed Business Combination will be consummated with the terms described herein or otherwise. As such, the subject matter of these materials is evolving and is subject to further change by Lanvin Group and PCAC in their joint and absolute discretion. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any securities commission or similar regulatory agency of any other U.S. or non-U.S. jurisdiction has reviewed, evaluated, approved or disapproved of the Proposed Business Combination presented herein, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied, are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will PCAC, PubCo, Lanvin Group or any of their respective subsidiaries, equity holders, affiliates, directors, officers, employees, representatives, advisers or agents be responsible or liable for a direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. None of PCAC, Lanvin Group or PubCo has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Lanvin Group or the Proposed Business Combination. Recipients of this Presentation should each make their own evaluation of Lanvin Group and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. References in this Presentation to our “partners” or “partnerships” with technology companies, governmental entities, universities or others do not denote that our relationship with any such party is in a legal partnership form, but rather is a generic reference to our contractual relationship with such party. Forward-Looking Statements Certain statements included in this Presentation that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective management of Lanvin Group and PCAC and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lanvin Group and PCAC. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination with PCAC; changes to the proposed structure of the business combination with PCAC that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination with PCAC and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination with PCAC or that the approval of the shareholders of PCAC or the Lanvin Group is not obtained; the risk that the business combination with PCAC disrupts current plans and operations of PCAC or the Lanvin Group as a result of the announcement and consummation of the business combination with PCAC; the ability of the Lanvin Group to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination with PCAC; failure to realize the anticipated benefits of the business combination with PCAC; risk relating to the uncertainty of the projected financial information with respect to the Lanvin Group; the amount of redemption requests made by PCAC’s shareholders and the amount of funds available in the PCAC trust account; general economic conditions and other factors affecting the Lanvin Group’s business; Lanvin Group’s ability to implement its business strategy; Lanvin Group’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Lanvin Group’s business, Lanvin Group’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Lanvin Group’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Lanvin Group’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Lanvin Group’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Lanvin Group’s business; and those factors discussed in the “Risk Factors” section of PubCo’s registration statement on Form F-4, PCAC’s Annual Report on Form 10-K and other documents filed by PubCo or PCAC from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither PCAC nor Lanvin Group presently know, or that PCAC or Lanvin Group currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect PCAC‘s and Lanvin Group’s expectations, plans, or forecasts of future events and views as of the date of this Presentation. PCAC and Lanvin Group anticipate that subsequent events and developments will cause PCAC‘s and Lanvin Group’s assessments to change. However, while PCAC and Lanvin Group may elect to update these forward-looking statements at some point in the future, PCAC and Lanvin Group specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing PCAC‘s and Lanvin Group’s assessments of any date subsequent to the date of this Presentation. Accordingly, reliance should not be placed upon the forward-looking statements. Use of Projections This Presentation contains financial forecasts for Lanvin Group with respect to certain financial results for the Lanvin Group’s fiscal years 2021 through 2025. Neither PCAC nor Lanvin Group’s independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation. Such projected financial information constitutes forward-looking information and is for illustrative purposes only and should not be relied upon as being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results will differ, and may differ materially, from the results contemplated by the projected financial information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. The risk factor titles presented in this Presentation are certain of the risks related to the business of Lanvin Group, PCAC and the Proposed Business Combination, and such list is not exhaustive. The list in this Presentation is qualified in its entirety by disclosures contained in future documents filed or furnished by the Lanvin Group and PCAC with the SEC with respect to the Proposed Business Combination. There are many risks that could affect the business and results of operations of Lanvin Group, many of which are beyond its control. If any of these risks or uncertainties occurs, Lanvin Group’s business, financial condition and/or operating results could be materially and adversely harmed. Additional risks and uncertainties not currently known or those currently viewed to be immaterial may also materially and adversely affect Lanvin Group’s business, financial condition and/or operating results. 60 tion IV 50

DISCLAIMER (2/2) Use of Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. PCAC and Lanvin Group assume no obligation to update the information in this presentation. Financial Information; Use of Non-IFRS Financial Metrics and Other Key Financial Metrics Certain financial information and data contained in this Presentation is unaudited. Accordingly, such information and data may not be included, may be adjusted or may be presented differently in any proxy statement, prospectus or registration statement or other report or document to be filed or furnished by PCAC or PubCo with the SEC. This Presentation includes certain non-IFRS financial measures (including on a forward-looking basis) such as Adjusted EBITDA and maintenance capital expenditures. These non-IFRS measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Reconciliations of non-IFRS measures to their most directly comparable IFRS counterparts are included in the Appendix to this Presentation. Lanvin Group believes that these non- IFRS measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Lanvin Group. Lanvin Group’s management uses forward looking non-IFRS measures to evaluate Lanvin Group’s projected financial and operating performance. Lanvin Group believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Lanvin Group’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents. For example, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore Lanvin Group’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Lanvin Group does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses, income and tax liabilities that are required by IFRS to be recorded in Lanvin Group’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by Lanvin Group about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, Lanvin Group presents non-IFRS financial measures in connection with IFRS results. Subject to Change Based on Board Approval This Presentation has not yet been approved by the board of directors of Lanvin Group, and therefore remains subject to revision based on the board’s review and input. Important Information About the Proposed Business Combination and Where to Find It In connection with the Proposed Business Combination, PubCo has filed a Registration Statement with the SEC which includes a preliminary proxy statement / prospectus in relation to the vote by PCAC’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement. PCAC will mail a definitive proxy statement, when available, to its stockholders. PCAC and PubCo also will file other documents regarding the proposed business combination with the SEC. INVESTORS, SECURITY HOLDERS, POTENTIAL INVESTORS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE PROXY STATEMENT, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PCAC, LANVIN GROUP AND THE PROPOSED BUSINESS COMBINATION. Investors and security holders may obtain free copies of the preliminary proxy statement and the definitive proxy statement, and all other documents filed with the SEC by PCAC (in each case, when available) through the website maintained by the SEC at http://www.sec.gov, or by directing a request to Primavera Capital Acquisition Corporation at 41/F Gloucester Tower, 15 Queen’s Road Central, Hong Kong. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR ANY SECURITIES COMMISSION OR SIMILAR REGULATORY AGENCY OF ANY OTHER U.S. OR NON-U.S. JURISDICTION NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation PCAC, PubCo and Lanvin Group and their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Business Combination. Information about the directors and executive officers of PCAC is set forth in PCAC’s Annual Report on Form 10-K filed with the SEC on March 31, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PCAC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. Investors, security holders, potential investors and other interested persons should read the proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above. No Offer or Solicitation This Presentation relates to the potential financing of a portion of the Proposed Business Combination through a private placement of common stock of PubCo to be issued in connection with the Proposed Business Combination. This Presentation shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be offered as a private placement to a limited number of institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act. Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. None of Lanvin Group, PubCo or PCAC is making an offer of the Securities in any state where the offer is not permitted. Trademarks and Trade Names Lanvin Group and PCAC and their respective affiliates own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended in, and does not imply, a relationship with Lanvin Group, PCAC or any of their affiliates, or an endorsement or sponsorship by or of Lanvin Group, PCAC or such affiliates. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the TM or SM symbols, but such references are not intended to indicate, in any way, that Lanvin Group, PCAC, their affiliates or any third parties whose trademarks are referenced herein will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor in these trademarks, service marks and trade names. 61